

March 10, 2016

By E-Mail

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: MYR Group Inc.**
> **Preliminary Proxy Statement filed on March 4, 2016**
> **Filed by Engine Capital Management, LLC, et. al.**
> **File No. 001-08325**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments.

Preliminary Proxy Statement

Background to the Solicitation, page 1

1.   We note your disclosure that as of January 20, 2016, Mr. Ajdler believed, the investment community, including sell-side analysts and stockholders appeared to support the course of action proposed by Engine Capital. Please provide support for this disclosure.

Reasons for the Solicitation, page 4

2.   We note your statement that the board has an "apparent lack of interest in focusing on stockholder value creation" and that you believe the "recently announced changes…are reactionary to our involvement with the Company aimed at creating the illusion of change in order to appease stockholders while maintaining the troubling status quo." Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertions or revise the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

3.   Please revise the last paragraph on page 5 to disclose that two of your nominees do not beneficially own any shares in the company. Further, revise this section to explain how the interests of those two nominees will be any more aligned with the interests of the security holders than the interests of the incumbent directors.

Proposal No. 1. Election of Directors, page 8

4.   Revise your disclosure relating to Mr. Schauerman to include his work experience, or lack thereof, since May 2013.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions